Eli Schick Work History

Eli Schick has decades of senior operational and managerial experience in a variety of fields. He is the founder and managing member of Amidon Nurse Staffing, a healthcare staffing and recruiting firm, and has served in that capacity full-time since 2013.

Prior to founding Amidon, Mr. Schick served as Director of Staffing for Platinum HR Services and as Director of Medical Products at Schick Technologies. He is the brother of Dovid Schick.

Eli received a Bachelor's and Doctor of Divinity degrees from Yeshiva University.